FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of May 2006
                                 25 May 2006


                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing FAPL Near-Live Rights released on 25 May 2006





Press release

                BSKYB WINS NEAR-LIVE RIGHTS FOR FA PREMIER LEAGUE

        Combine with live rights to create unrivalled Premiership coverage

Following today's announcement by the FA Premier League, BSkyB confirmed that it had been awarded 'near-live' rights to 242 games per season from the Barclays Premiership.

The three-year deal covers the 2007-08, 2008-09 and 2009-10 seasons. BSkyB has acquired the rights in a joint bid with BT.

These rights enable BSkyB to offer full delayed coverage or extended highlights of all Barclays Premiership matches not broadcast live.

Vic Wakeling, Managing Director of Sky Sports, said:

"These near-live rights, added to the live matches, give Sky Sports unrivalled Premiership coverage.

"We can now promise Football First until the end of the decade and new ways of watching games, on demand, through broadband.

"Our recent live deal brings more live Premiership matches to Sky Sports with the best games and biggest head-to-heads.

"Sky remains the home of football."

On 5 May the FA Premier League awarded BSkyB four packages of live rights, each of 23 matches, for seasons 2007-08 to 2009-10. All 92 matches each season will be shown live on Sky Sports.

For further information:

Press - BSkyB:
Matthew Anderson   Tel: 020 7705 3267 matthew.anderson@bskyb.com
Robert Fraser      Tel: 020 7705 3036 robert.fraser@bskyb.com
Chris Haynes       Tel: 020 7705 3905 chris.haynes@bskyb.com

Analysts / investors:
Andrew Griffith    Tel: 0207 705 3118 andrew.griffith@bskyb.com
Robert Kingston    Tel: 0207 705 3726 robert.kingston@bskyb.com


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 25 May 2006                            By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary